Filed by Equitrans Midstream Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: EQM Midstream Partners, LP

Commission File No. 001-35574

Date: February 27, 2020

EE Communication Webcast Transcript

Anne Naqi:

Good afternoon everyone and thank you for joining us for what we hope is the first of many employee communication webcasts, in conjunction with our quarterly earnings and other business updates.

As a reminder, due to security regulations related to the EQM transaction announced earlier today, we are unable to conduct an open forum Q&A during today's employee webcast. Employees may; however, submit any follow-up questions they may have via our Employee Webcast form that is posted on Mainline Connect under Quick Links. All questions will be reviewed and answered, as applicable and permitted, and any updates regarding the ETRN/EQM transaction will also be posted to Mainline Connect.

With us today are Tom Karam, Diana Charletta, and Kirk Oliver.

Earlier this morning, we reported fourth quarter and year-end 2019 results that were in-line with our guidance and held our earnings call with investors. Today's webcast for employees; however, will focus on the transformative actions that we also announced today in a separate news release.

With that, I’ll turn it over to Tom.

Tom Karam:

Thanks Anne and good morning E-Train!

It's been an exciting day for our employees --- we announced our year-end 2019 earnings – we announced a series of transformational actions – and yes, it is also "STIP bonus day" – which I'm sure is top-of-mind for many of you. On that note, before we get started – I want to once again say congratulations and thank you for E-Train's terrific safety performance during 2019. As you read in our earlier email, we were well below our safety metric targets and thanks to your continued commitment and dedication, we are making E-Train a safer place to work.

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Now on to today's communication session. We are excited today about the actions we’ve taken to strengthen our balance sheet, upgrade our contractual relationship with EQT and accelerate our transformation to a C-Corp. Each action is designed to make us a stronger company able to succeed in any environment. As of today, both ETRN and EQT are stronger entities as a result.

Let’s start on slide 2.

We are taking 4 distinct and transformational actions they are.

The first action is the execution of a new, “Blend, Broaden and Extend” 15-year Gas Gathering Agreement with EQT, effective immediately. "Enhancing customer partnerships" is one of our six strategic priorities – and executing this agreement with EQT was E-Train's largest and most immediate opportunity in this area. We are very pleased that we achieved a successful outcome for both E-Train and EQT.

Second is the purchase of 25.3 MM ETRN shares for $52 million cash and $196 million of present value rate relief. Through creativity and innovation, E-Train was able to develop a win-win solution that will help our largest customer navigate through this challenging environment.

Third, ETRN will acquire EQM in an all-stock transaction. Each unit of EQM will receive 2.44 shares of ETRN stock. Similar to the launch of EQM as a Master Limited Partnership – this action is basically a financial transaction –one that will provide less complicated corporate governance through a single-entity structure.

And fourth, we will establish a new Financial Policy and reset our annual ETRN dividend to $0.60 per share. Establishing a clear plan to exit 2021 at 4.0x leverage or below and with positive retained cash flow. The revised policy provides flexibility for future dividend increases, share buy-back programs, and further debt reduction.

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Collectively, these actions immediately strengthen our balance sheet and credit profile; help strengthen and support our largest customer during this challenging operating environment; and finalize our corporate simplification process by creating a single C-corp entity with clear governance.

As a single entity, we intend to visibly ramp-up our Environmental, Social, and Governance – or ESG – initiatives and focus on becoming an industry leader on the ESG front. You will hear more about E-Train's ESG initiatives in the coming weeks and months and the launch of our recycling and paper reduction program is certainly a step in the right direction.

Slide 3 lays out several objectives.

The current environment requires a simple C-Corp model and balance sheet strength. The MLP model no longer works for us, as it was a successful model in a much higher growth environment and during a time when there was nearly unlimited access to equity and debt capital markets.

When talking with our investors, we have been consistent in stating that one of our primary objectives was to be a C-Corp with an industrial-strength balance sheet, allowing us to enhance our focus on efficient capital allocation to deliver value to shareholders.

This new Blend, Broaden and Extend agreement with EQT provides long-term security in our cash flows – ETRN will now generate more than 70% take-or-pay revenue beginning in 2021, as well as long-term growth locked-in through a significant additional acreage position.

The agreement also ensures complete alignment with our largest customer – with both companies will be healthier and positioned to execute the most capital efficient development plans. This deal allows EQT to execute on their state-of-the-art, combo-development drilling plans. For us, this translates to an estimated 30% reduction in capital as we benefit from building fewer miles of gathering lines. This is an effective, efficient, and as we like to say win-win solution for both companies.

Another key objective is to revise our dividend and capital allocation policy. The dividend level that we set was an output of our financial policy objectives. We had the benefit along the way of being able to listen to many shareholders as we fully developed this revised business plan.

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Our rapid de-levering coupled with free cash flow provides the opportunity and flexibility in the future to return value to shareholders through many different opportunities On slide 4 we highlight the key points of our new agreement with EQT – which comes in 2 phases.

Phase 1, which begins immediately, today, and it provides E-Train with:

-      15-year contract base MVC of 3 bcf/d

-      Additional dedication of more than 100,000 acres in the West Virginia core

-      In addition to the Significant Capital Expenditure (CapEx) protections I just highlighted

For EQT, Phase 1 brings:

-      The ability to execute efficient combo development without constraints

-      eliminates the issue of legacy deficiency issue payments caused by multiple MVC contracts

-      And lastly, I think very importantly, immediate liquidity of $250 million through lower credit thresholds

Phase 2 becomes effective with MVP in-service, which is targeted for late 2020. In phase 2 E-Train receives:

-      An MVC that ultimately steps up to 4bcf/d for a stretch of 9 years

-      And, hopefully as gas prices recover, we have the potential to earn up to $60 million per year for three years in bonus payments

In Phase 2, EQT gets their desired rate relief – $300MM over 3 years

This creative agreement is the value exchange each of our companies wanted to achieve - resulting in two stronger companies, low cost rates for EQT, high take-or-pay for ETRN, and an extended partnership covering substantial new acreage.

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On slide 5 Also included in phase 2 is a 5-year PA water MVC worth $60MM/year in revenue that will also begin with MVP's in-service date. The new agreement represents an increase of about $20 million per year for us.

Slide 6 shows the previous MVCs with EQT versus the new MVC profile. I think slide 6 is an excellent illustration of this deal for us. As you see, the significant step-up and extension of gathering MVCs drives predicable cash flow. And while the graph speaks for itself, to me, two things really jump out.

First, under the old contracts you see as the contracts expire the MVC falls below 1 bcf per day by the time we get to 2025. And second, with Phase 2 we will have a 9-year stretch of 4 bcf per day in MVC.

So just looking at the revenue generated solely by the MVCs the current c ontracts would provide $2.8B of revenue and the new contract that goes into effect today will provide up to $4.9B solely from the MVCs thus removing volume uncertainty and locking in the MVC for the next 15 years is precisely the outcome we have been telling wall street in the past year that we want I’ll now turn it over to Diana to discuss some of the operational aspects of the deal.

but before I do I have to say that Diana and Justin Macken and Paul Kress and their teams did an outstanding job negotiating and being creative to come to a conclusion in this new gas gathering agreement. We should all be very proud of Diana and her team.

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Diana Charletta:

Thanks Tom.

Keeping in mind a few of our 2020 strategic priorities, including in this case, enhancing customer partnerships, acting with fiscal discipline, and executing on capital projects – it's important to remember that deploying capital efficiently must be at the core of what we do every day. The agreement with EQT provides multiple benefits that will advance our ability to control capital and ensure efficient buildout.

●	we believe the newly dedicated acreage in West Virginia will be a key area of development for EQT over the next 5 years. We estimate that the investment to support the development of this acreage is worth about $500 million dollars of Net Present Value.
●	the gathering agreement also provides mileage limitations on our obligations to build. Having firm, consistent, and concentrated drilling plans leads to innovative system designs, limits expensive winter construction and reduces land acquisition costs. Each of these improvements contribute to lower capital costs over time.

Now on to slide 8.

Moving to a single MVC allows EQT to design and execute their combo development strategy without the previous constraints caused by multiple contracts. Combo development drilling has the overall benefit of reducing our required pipeline build. The result is an estimated 30% reduction in midstream capital, which equates to about $250 million dollars of capital savings from 2021 through 2023.

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A longer-term benefit, and one that could be a real step-change in our gathering capital program is return-to-pad drilling. The combo development example on slide 8 shows 15 laterals all drilled to the northwest. In many cases this is just the first step in the development program. The second step is a return-to-pad to drill 15 laterals that reach in the opposite direction, or the southeast in this illustration. Return-to-pad drilling requires very little incremental midstream capital as the infrastructure built for step one development can also be utilized for step two. We think it’s going to take about four or five years before we really start to realize the benefits of the return-to-pad model, but we are very excited about the prospects of a step change in our future gathering capital needs.

Many of you may ask how E-Train's reduced capital program will affect our operations and internal resources. We are currently moving 8 Bcf/day of natural gas and we will continue to do so by operating our assets as safely and efficiently as possible. However, as we've stated before, with the current industry environment, there will be challenges and we must manage costs as diligently as possible. Our cash flow, which is the “engine” of our business, can only remain strong if each of us make smart investment and spending decisions that generate real business value. Throughout the year, both fixed and variable costs will be closely monitored and opportunities for reductions quickly, yet thoughtfully, implemented. We must invest time, resources, and budget to obtain a positive return, which will help E-Train maintain a strong cash flow position.

Now shifting to our growth capex forecast on slide 9.

We forecast approximately $1.6 billion dollars of growth capex from 2021 through 2023. Of that, about $400 million dollars is driven by demand pull projects including, Southgate, power plant connections, Allegheny Valley Connector upgrades, and the MVP expansion. About $1.1 billion in total, or $365 million dollars per year, is gathering capex to support both EQT and other producers. As you can see, our capex is expected to step down in 2023 as the transmission projects are largely complete in 2021 and 2023 and we benefit from the gathering efficiencies we’ve discussed.

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Before we move on, I want to switch gears and provide a quick update on MVP.

At year-end total project work on MVP was over 90% complete. We have been working with our partners to resolve the outstanding permit issues and we continue to make good progress with these efforts.

We expect the Biological Opinion and Nationwide 12 permit will be resolved in the spring, allowing construction work to resume.

We also remain hopeful that the Supreme Court will overturn the Fourth Circuit Court’s original decision on the Atlantic Coast Pipeline’s case related to its Appalachian Trail crossing authorization, which would also resolve similar challenges for MVP. Oral arguments were held earlier this week and we expect a decision from the court by June.

We continue to have confidence in a full in-service date for the pipeline of late 2020 and an overall project cost estimate of $5.3 to $5.5 billion dollars.

Before I turn it over to kirk I want to take an opportunity to thank all of you for all your hard work over the last 12 months. I hope that today is a day of celebration and one that we can look backward and look forward to the future in front of us.

Kirk will now talk about the share buyback and ETRN's acquisition of EQM.

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Kirk Oliver:

Thanks Diana.

Today, we also announced the purchase of 25.3 MM shares of ETRN from EQT for $52 million upfront cash and $196 million of present rate relief consideration that is deferred until Phase 2. The future consideration will be paid through gathering fee relief - totaling $235 million over 2 years. EQT will have a cash payment option, should MVP not be in-service by January 1, 2022.

We expect all 25.3 MM ETRN shares will be retired in March of this year. This share purchase from EQT represents half of the ETRN shares that EQT owns. The remaining shares that EQT owns will represent only about 6% of the pro forma ETRN shares outstanding – which significantly reduces the market uncertainty around when EQT would sell its shares in E-Train.

On slide 11, we’ve summarized the terms of the roll-up transaction, whereby EQM would be a wholly owned subsidiary of ETRN. Each unit of EQM will receive 2.44 shares of ETRN stock – and the acquisition is expected to close in mid-2020, following approval of ETRN shareholders and EQM unitholders. As Tom stated earlier, we see value in being a single C-corp entity, with simplified governance, a broader investor base, and improved trading liquidity.

Now back to Tom who will close out today's employee session.

Tom Karam:

Thanks Kirk.

Today is a big day for all of us at E-Train.

On our final slide, you'll see that everything is summed up quite nicely.

So when we put everything together, you clearly see a business with a rapidly strengthening financial profile, an enviable contract structure, and the ability to generate substantial free cash flow. We believe we are positioning ETRN in the best possible place to create value for all of our stakeholders.

And I’m sure as you’re all aware it is quite a challenging environment surrounding us right now. But you should take great comfort and confidence and pride in the strength of etrain and where we are and where we can go together.

Thank you for joining us today for our first employee communication webcast. We hope that you were able to learn a few things and gain some insight into our plans for the future. We are confident that our E-Train organization is on the right track for long-term growth and success – and much of this is due to the commitment and dedication of our employees. Enjoy the remainder of your day and don’t spend all your STIP in one place.

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ETRN Accelerated Total Transformation Employee Communication Webcast February 27, 2020

Accelerated Total Transformation 2 Four Actions to Reshape ETRN • 15 - year gas gathering contract with 3 Bcf/d MVC and step - up to 4 Bcf/d MVC (1) • Over 100,000 core West Virginia acres dedicated Purchasing 25.3 MM ETRN Shares (2) • Unique opportunity to buy back ETRN shares from EQT • Represents nearly 10% of current shares outstanding • Consideration structured to minimize upfront cash payment ETRN to Acquire EQM • Each public common unit of EQM to receive 2.44 common shares of ETRN • Expected to close mid - 2020 • Simplified structure offers enhanced governance and broadens investor base Dividend and Capital Allocation Policy • $0.60 per ETRN share annual dividend • Dividend policy targets (3) : • Leverage Ratio ~4.0x exiting 2021 • Positive retained free cash flow exiting 2021 Agreements with EQT (1) See slide 6 for additional information regarding the MVC profile. (2) Expected to close in early March 2020. See slide 11 for additional information regarding the share purchase. (3) Leverage Ratio is Pro forma ETRN Consolidated Debt / (Pro forma ETRN Adjusted EBITDA + deferred revenue). See slide 29 for im por tant disclosures regarding the non - GAAP financial measures adjusted EBITDA and retained free cash flow.

Accomplishing Key Objectives 3 Final step to simplified single C - Corp security with enhanced corporate governance Asymmetric risk profile through highly predictable cash flow Commercial alignment with EQT allows optimized drilling plan and midstream capital efficiency Dividend and capital allocation policy designed to advance strategic objectives and return value to shareholders in any environment De - levering plan to quickly strengthen balance sheet

Gas Gathering Agreement with EQT 4 Deal creates meaningful value for ETRN Increase in MVCs to drive predictable revenues • Increase from 2.0 Bcf/d to 3.0 Bcf/d • Incremental step - up in MVC upon MVP in - service (1) Long - term contract • 15 - year contract provides long - term stability Contract structure provides capital protections • Provides mileage limitations on obligations to build Rate relief coincides with MVP in - service • Rate relief limited to three years ($125MM, $140MM and $35MM) Single MVC allows EQT to optimize its development plans • Improves midstream capital efficiency through better planning and optimal system designs Improves customer relationship • Over 100,000 core WV acres dedicated for gathering services • Reduced credit assurance thresholds enhance EQT liquidity (1) See slide 6 for additional information regarding the MVC profile.

New water services agreement for Pennsylvania development • 5 - year MVC • Commences with MVP in - service • Generates $60 MM per year of firm water revenue • $20 MM higher per year revenue with new agreement Water Agreement with EQT 5 MVC for water services in PA enhances predictable cash flow profile

Gas Gathering Agreement 6 Significant step - up and extension of gathering MVC drives predictable cash flows New EQT MVC covers Pennsylvania and West Virginia volumes Assumes 12/31/2020 MVP in - service. Present value based on a 10% discount rate. Prior EQT MVCs include firm reservation commitments. MVC Revenue PV - 10 Prior EQT MVCs = $2.8 B Phase 1 = $4.7 B Phase 2 = $4.9 B Phase 2 MVC Phase 1 MVC

Gas Gathering Agreement 7 Securing growth opportunity and enhancing capital efficiency Estimated $500 MM net present value from investment supporting development of newly dedicated West Virginia acreage • Over 100,000 acres dedicated in core development areas across northern West Virginia Capital investment protections Incremental compression investments will generate a separate compression fee Acreage Map Net present value based on 10% discount rate.

Gas Gathering Agreement 8 Combo development provides midstream capital efficiencies Systematic buildout of gas gathering system yields midstream capital efficiency • Concentrated footprint reduces overall build miles relative to scattered pad development • ~30% reduction in capital from 50% fewer pipeline miles and upsized pipe diameter from 12” to 16” • Estimated $250 MM of capital savings in 2021 - 2023 EQT choke management program results in predictable operations and enhanced midstream planning • Avoid sizing midstream facilities for short - lived peak initial production rates • Minimize back - off of nearby wells when new production comes on - line Existing gathering lines and compression Combo Development Example

9 Pro Forma ETRN Growth Capex Forecasted Growth Capex ($B) 2021E – 2023E Growth Capex Detail (%) CAPEX includes capital contributions to MVP JV and 60% of Eureka Midstream capital expenditures. The MVP JV is evaluating an expansion opportunity that could add approximately 0.5 Bcf per day of capacity through the instal lat ion of incremental compression. The pro forma ETRN CAPEX forecast assumes the MVP expansion is placed in - service 1/1/2023. ~$365 MM annual gathering growth CAPEX to support mid - single digit forecasted volume CAGR

10 Unique opportunity to buy back significant block of ETRN stock Purchase of 25.3 MM Shares of ETRN from EQT Shares acquired & retired in March 2020 $52 MM upfront cash $196 MM PV10 consideration to be paid in rate relief in Phase 2 Reduces equity overhang Upfront cash of $52 MM Rate relief over 2 - years with MVP in - service (Phase 2) • $145 MM year - one and $90 MM year - two • EQT has option to receive the rate relief consideration in cash in the event that MVP is not in - service by January 2022 See slide 22 for total net cash flow impact from commercial agreements and share buy back rate relief consideration. EQT remaining 25.3 million shares of ETRN represents approximately 6% of pro forma ETRN shares outstanding

ETRN will acquire EQM in a 100% share - for - unit exchange • EQM public common unitholders will receive 2.44 shares of ETRN common stock for each common unit of EQM • ~3% premium to the 20 - day VWAP (1) EQM to become a wholly owned subsidiary of ETRN following merger Expected to close mid - 2020, subject to closing conditions and approval from ETRN shareholders and EQM unitholders 11 Roll - up transaction simplifies structure and provides multiple benefits ETRN to Acquire EQM Acquisition Terms Strategic Rationale Single C - Corp security eliminates complexity and offers improved governance ETRN anticipates near zero cash taxes through at least 2023 and minimal cash taxes through at least 2026 Creates broader investor base Increased float improves trading liquidity Enhances opportunity for index inclusion (1) Based on volume weighted average price for EQM and ETRN over the 20 - days ending February 26, 2020.

12 ETRN Emerging as a Strong C - Corp Business Fundamentals support long - term value creation Revenue from Firm Reservation / MVCs (1) Leverage Ratio (2) Retained Free Cash Flow ($B) (2) Highly predicable cash flow profile Long - term contracts Retained Free Cash Flow (after total CAPEX and dividends) Clear de - levering plan Forecasts assume MVP in - service date of 12/31/2020. (1) Pro forma revenue projections do not include revenue contributions from MVP or MVP Southgate, which are accounted for as equi ty investments. (2) Pro forma ETRN Consolidated Debt / (pro forma ETRN Adjusted EBITDA + deferred revenue). See slide 29 for important disclosure s r egarding the non - GAAP financial measures adjusted EBITDA & retained free cash flow. ~58% of 2019 revenue from firm reservation / MVCs ~4.0x target exiting 2021 ~$1 billion Retained Free Cash Flow 2021 - 2023

This communication contains certain forward - looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), concerning ETRN and EQM, the proposed transactions and other matters. These statements may disc uss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of ETRN and EQM, as well as assumptions made by, and information curren tly available to, such management. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” an d similar expressions are used to identify forward - looking statements. Without limiting the generality of the foregoing, forward - looking statements contained in this communication specifically include the expectations of plans, strategies, objective s and growth and anticipated financial and operational performance of ETRN, EQM and their respective affiliates, including whether the proposed transactions will be completed, as expected or at all, and the timing of the closing of the proposed tra nsa ctions; and whether the conditions to the proposed transactions can be satisfied. These statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Factors that could cause actual results to differ m ate rially from those in the forward - looking statements include guidance regarding EQM's gathering, transmission and storage and water service revenue and volume growth, including the anticipated effects associated with the new Gas Gathering and Compress ion Agreement and related documents entered into with EQT Corporation (EQT) as described herein (collectively, the EQT Global GGA); projected revenue (including from firm reservation fees and MVCs) and expenses, and the effect on projected rev enue associated with the EQT Global GGA; the ultimate gathering fee relief provided to EQT under the EQT Global GGA and related agreements; ETRN’s and EQM’s ability to de - lever; forecasted adjusted EBITDA, net income, distributable cash flow, f ree cash flow, retained free cash flow, leverage ratio, coverage ratio, and deferred revenue; the weighted average contract life of gathering, transmission and storage contracts; infrastructure programs (including the timing, cost, capacity an d sources of funding with respect to gathering, transmission and storage and water expansion projects); the cost, capacity, timing of regulatory approvals, final design and targeted in - service dates of current projects; the ultimate terms, partners and structure of Mountain Valley Pipeline, LLC (MVP JV) and ownership interests therein; expansion projects in EQM's operating areas and in areas that would provide access to new markets; EQM's ability to provide produced water handling services and re ali ze expansion opportunities and related capital avoidance; ETRN’s and EQM's ability to identify and complete acquisitions and other strategic transactions, including joint ventures, and effectively integrate transactions (including Eureka Midstrea m H oldings, LLC and Hornet Midstream Holdings, LLC) into ETRN’s and EQM's operations, and achieve synergies, system optionality and accretion associated with transactions, including through increased scale; EQM's ability to access commercial op portunities and new customers for its water services business, and the final terms of any definitive water services agreement between EQT and EQM related to the letter agreement between the parties in respect of water services (Water Service s L etter Agreement); any further credit rating impacts associated with MVP, customer credit ratings changes, including EQT's, and defaults, acquisitions and financings and any further changes in ETRN’s or EQM’s respective credit ratings; the ti min g and amount of future issuances or repurchases of securities; effects of conversion of EQM securities in connection with ETRN’s proposed acquisition of EQM or otherwise; effects of seasonality; expected cash flows and MVCs, including those associ ate d with the EQT Global GGA and any definitive agreement between EQT and EQM related to the Water Services Letter Agreement; capital commitments; projected capital contributions and capital and operating expenditures, including the amount and timing of reimbursable capital expenditures, capital budget and sources of funds for capital expenditures; dividend and distribution amounts and timing and rates, including the effect thereon of completion of the MVP project and expected cha nge s announced by ETRN and EQM on February 27, 2020 in connection with ETRN’s proposed acquisition of EQM; the effect and outcome of pending and future litigation and regulatory proceedings; changes in commodity prices and the effect of co mmodity prices on EQM's business; liquidity and financing requirements, including sources and availability; interest rates; ETRN’s, EQM’s and EQM’s subsidiaries’ respective abilities to service debt under, and comply with the covenants contained in, th eir respective credit agreements; expectations regarding production volumes in EQM's areas of operations; ETRN’s and EQM’s abilities to achieve the anticipated benefits associated with the execution of the EQT Global GGA and the Water Service s L etter Agreement; the effects of government regulation; and tax status and position. These forward - looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward - looking statements as a prediction of actual results. ETRN and EQM have based these forward - looking statements on current expectations and assumptions about future events. While ETRN and EQM consider these expectations and assumptions to be reasonable, they are inherently subject to significant busines s, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond ETRN’s and/or EQM’s control. The risks and uncertainties that may affect the operations, performance and results of ETRN’s an d E QM’s business and forward - looking statements include, but are not limited to, those set forth under (i) Item 1A, "Risk Factors" in ETRN's Annual Report on Form 10 - K for the year ended December 31, 2018 filed with the Securities and Exchange Commis sion (the SEC), as may have been updated by Part II, Item 1A, "Risk Factors," of ETRN’s subsequent Quarterly Reports on Form 10 - Q filed with the SEC, as well as Item 1A, "Risk Factors" in ETRN's Annual Report on Form 10 - K for the year ended Dece mber 31, 2019 to be filed with the SEC, and (ii) Item 1A, "Risk Factors" in EQM's Annual Report on Form 10 - K for the year ended December 31, 2018 filed with the SEC, as may have been updated by Part II, Item 1A, "Risk Factors," of EQM’s subsequent Qu arterly Reports on Form 10 - Q filed with the SEC, as well as Item 1A, "Risk Factors" in EQM’s Annual Report on Form 10 - K for the year ended December 31, 2019 to be filed with the SEC. Any forward - looking statement speaks only as of the date on whi ch such statement is made, and neither ETRN nor EQM intends to correct or update any forward - looking statement, unless required by securities laws, whether as a result of new information, future events or otherwise. All forward - looking statements speak only as of the date they are made and are based on information available at that time. ETRN and EQM assume no obligation to update forward - looking statements to reflect circumstances or events that occur after the date the forward - looking statements were made or to reflect the occurrence of unanticipated events except as required by fed eral securities laws. As forward - looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Cautionary Statement 13

No Offer or Solicitation; Participants in the Solicitation 14 This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe f or or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or tra nsfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Sub jec t to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so wo uld constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. ETRN, EQM, EQM’s general partner and their respective directors and executive officers may be deemed to be participants in th e s olicitation of proxies in connection with the proposed transactions. Information regarding the directors and executive officers of ETRN is contained in ETRN’s Form 10 - K for the year ended December 31, 2018 and definitive proxy statement filed with the SEC on April 26, 2019. Information regarding the directors and executive officers of EQM’s general partner is contained in EQM’s Form 10 - K for the year ended December 31, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions will be included in the proxy statem ent /prospectus.

In connection with their proposed transactions, ETRN and EQM intend to file a registration statement on Form S - 4, containing a j oint proxy statement/prospectus (the Form S - 4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other document s t hat ETRN or EQM may file with the SEC or send to the shareholders of ETRN or the unitholders of EQM in connection with the proposed transactions. SHAREHOLDERS OF ETRN AND UNITHOLDERS OF EQM ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S - 4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. When available, investors and security holders will be able to ob tain copies of these documents, including the proxy statement/prospectus, and any other documents that may be filed with the SEC with respect to the proposed transactions free o f c harge at the SEC’s website, http://www.sec.gov or as described in the following paragraph. The documents filed with the SEC by ETRN may be obtained free of charge at its website (www.equitransmidstream.com) or by req ues ting them by mail at Equitrans Midstream Corporation, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271 - 7600. The documents filed with the SEC by EQM may be obtained free of charge at its website (www.eqm - midstreampartners.com) or by requesting them by mail at EQM Midstream Partners, LP, 2200 Energy Drive, Canonsburg, PA 15317, Att ention: Corporate Secretary, or by telephone at (724) 271 - 7600. Where You Can Find More Information 15

As used in this presentation, Adjusted EBITDA means net income plus net interest expense, depreciation, amortization of intan gib le assets, payments on the preferred interest in EQT Energy Supply, LLC, non - cash long - term compensation expense and transaction costs, proportional ownership share of MVP JV EBITDA less equity income, AFUDC - equity, an d adjusted EBITDA attributable to noncontrolling interest. As used in this presentation, distributable cash flow means adjusted EBITDA plus deferred revenue, less net interest expense exc luding interest income on the Preferred Interest, capitalized interest and AFUDC - debt, ongoing maintenance capital expenditures net of expected reimbursements, cash distributions earned by Series A preferred unit hol ders, proportional ownership share of MVP JV interest expense, and proportional ownership share of MVP JV maintenance capital expenditures. As used in this presentation free cash flow means distributable cash flow plus changes in net working capital, less growth ca pit al expenditures (excluding 40% of Eureka growth capital expenditures), and capital contributions to MVP JV. As used in this news release, retained free cash flow means free cash flow less ETRN dividends. Adjusted EBITDA, distributable cash flow, free cash flow and retained free cash flow are non - GAAP supplemental financial measure s that management and external users of ETRN's and EQM’s consolidated financial statements, such as industry analysts, investors, lenders, and rating agencies, may use to assess: • ETRN’s and EQM’s operating performance as compared to other publicly traded companies in the midstream energy industry withou t regard to historical cost basis or, in the case of adjusted EBITDA, financing methods • The ability of ETRN’s and EQM’s assets to generate sufficient cash flow to make distributions to ETRN’s shareholders and EQM’ s unitholders, as applicable • ETRN’s and EQM’s ability to incur and service debt and fund capital expenditures and capital contributions • The viability of acquisitions and other capital expenditure projects and the returns on investment of various investment oppo rtunities ETRN and EQM believe that adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow provide usefu l i nformation to investors in assessing ETRN's and EQM’s financial condition and results of operations. Adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow should not be considered as al ternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA, distributable cash fl ow, free cash flow, and retained free cash flow have important limitations as an analytical tool because they exclude some, but not all, items that affect net income, operating income and net cash provided by operating act ivi ties. Additionally, because these non - GAAP metrics may be defined differently by other companies in ETRN's and EQM’s industry, ETRN's and EQM’s definitions of Adjusted EBITDA, distributable cash flow, free cash f low , and retained free cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measures. Distributable cash flow, free cash flow and retained free cash f low should not be viewed as indicative of the actual amount of cash that ETRN and EQM have available for dividends and distributions, as applicable, or that ETRN or EQM plan to distribute and are not intended to be l iqu idity measures. Non - GAAP Measures 16

27-Feb-2020

Equitrans Midstream Corp. (ETRN)

Q4 2019 Earnings Call

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

CORPORATE PARTICIPANTS

Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	Justin Macken Senior Vice President - Gas Systems Planning and Engineering, EQM Midstream Partners LP

Diana M. Charletta President, Chief Operating Officer & Director, EQM Midstream Partners LP	Brian P. Pietrandrea Vice President and Chief Accounting Officer, EQM Midstream Partners LP

OTHER PARTICIPANTS

Jeremy Tonet Analyst, JPMorgan Securities LLC	Becca Gill Followill Analyst, USCA Securities LLC

Spiro Dounis Analyst, Credit Suisse Securities (USA) LLC	Derek Walker Analyst, Bank of America-Merrill Lynch

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Sunil Sibal Analyst, Seaport Global Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by, and welcome to the ETRN and EQM Fourth Quarter and Year-End 2019 Earnings Call. At this time, all participants are in a listen-only mode. After the speakers' presentation, there will be a question-and-answer session. [Operator Instructions]

I would now like to hand the conference over to your speaker today, Tom Karam (sic) [Nate Tetlow] (00:00:28). Thank you. Please go ahead, sir.

Nathan Tetlow

Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP

Good morning, everyone, and thank you for joining us. On the call with me today are Tom Karam, Chairman and CEO; Diana Charletta, President and Chief Operating Officer; Kirk Oliver, Senior Vice President and Chief Financial Officer; and Justin Macken, Senior Vice President, Gas Systems Planning and Engineering. A replay of this call will be available for 14 days beginning this evening. The phone number for the replay is 855-859-2056, and the conference ID is 5280796.

Today's call may contain forward-looking statements related to future events and expectations. Factors that could cause the actual results to differ materially from these forward-looking statements are listed in today's news releases and under Risk Factors in both ETRN's and EQM's Form 10-Ks for the year ended December 31, 2018,

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

both of which are filed with the SEC and as updated by any subsequent Form 10-Qs. Also, the Form 10-Ks for the year ended December 31, 2019, will be filed with the SEC later today.

Today's call may also contain certain non-GAAP financial measures. Please refer to this morning's news releases and our investor presentation for important disclosures regarding such measures, including reconciliations to the most comparable GAAP financial measure.

This morning, we reported fourth quarter and year-end 2019 results that were in line with our guidance. Given today's transformative announcements, our prepared remarks are focused primarily on these actions. However, we are happy to answer any questions on the earnings release during Q&A. After the prepared remarks, we will open the call to questions.

With that, I'll turn it over to Tom.

Thomas F. Karam

Chairman & Chief Executive Officer, EQM Midstream Partners LP

Thanks, Nate. Good morning, everyone. As you may have seen, we have a lot to talk about today. We're excited about the actions we've taken to strengthen our balance sheet, upgrade our contractual relationship with EQT, and accelerate our transformation to a C-Corp. Each action is designed to make us a stronger company able to succeed in any environment. And as of today, both EQT and ETRN are stronger entities.

ETRN will emerge a strong C-Corp with transparent governance with over 70% take-or-pay revenue beginning in 2021, about a 30% capital efficiency benefit from our actions, rapidly de-levering and, importantly, with a stronger, technology-driven customer, poised to capitalize on their leading position in the basin. So let's start right in on slide 2.

We're taking four distinct actions. The first action is the execution of what we call, a Blend, Broaden and Extend 15-year gas gathering agreement with EQT, effective immediately. Second is the purchase of 25.3 million ETRN shares from EQT for $52 million in cash and $196 million of present value rate relief.

Third, ETRN will acquire EQM in an all-stock transaction. Each unit of EQM will receive 2.44 shares of ETRN stock. And fourth, we will establish a new financial policy resetting our annual ETRN dividend to $0.60 per share, establishing a clear plan to exit 2021 at 4 times leverage or below with positive retained free cash flow.

Taken as a whole, these actions immediately strengthen our balance sheet and credit profile, strengthen our largest customer, and move us toward being a C-Corp entity with transparent governance, striving to become an industry leader in ESG initiatives. We've been consistent in stating our objective is to become a C-Corp with an industrial strength balance sheet, able to focus on efficient capital allocation to deliver value to our shareholders.

This new, creative Blend, Broaden and Extend agreement with EQT provides long-term security in our cash flows, as I said, 70% take-or-pay revenue beginning in 2021; and long-term growth locked in through a significant additional acreage dedication. The agreement also ensures complete alignment with our largest customer, with both companies healthier and positioned to execute on the most capital-efficient development plans.

The deal allows EQT to execute on their state-of-the-art combo development drilling plans. And for us, this translates to an estimated 30% reduction in capital as we benefit from building fewer miles of gathering lines; a clear win-win.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Another key objective is to revise our dividend and capital allocation policy. The dividend level was an output of our financial policy objectives, and we had the benefit of being able to listen to many shareholders as we fully developed our revised business plan.

Our rapid de-levering, coupled with substantial free cash flow, provides the opportunity and the flexibility in the future to return value to shareholders through buyback programs or appropriate dividend increases or further de- levering.

On slide 4, we highlight the key points of this new agreement. Phase 1 begins immediately and provides us a 15- year contract, base minimum volume commitments of 3 Bcf per day, an acreage dedication in excess of 100,000 acres in the West Virginia core, and the significant capital protections I spoke of.

For EQT, Phase 1 brings the ability to execute efficient development without constraints, the single MVC eliminates the legacy deficiency payment issue caused by multiple MVC contracts, and, lastly, immediately liquidity of approximately $250 million through lower credit thresholds on posting requirements.

Slide 5 is where we outline Phase 2. It becomes effective on the in-service date of Mountain Valley Pipeline. In Phase 2, we get an MVC that ultimately steps up to 4 Bcf per day for a stretch of nine years, a five-year agreement on water provided for an MVC of $60 million per year, and hopefully as gas prices recover, we have the potential to earn up to $60 million per year for three years in bonus payments.

In Phase 2, EQT gets base rate relief of $300 million over three years. Again, this Blend, Broaden and Extend agreement is the value trade each of our companies desire to achieve, resulting in two stronger companies, low cost rates for EQT, high take-or-pay revenue for ETRN, and an extended partnership covering substantial new acreage.

Slide 6 shows the previous MVCs with EQT versus the new MVC profile. To me, this graph speaks for itself, and I think this is a great page. But two things really jump out. First, under the old contracts, you see the MVC falling to below 1 Bcf per day by the end of 2025 as the existing current contracts expire.

And second, with Phase 2, we will have that nine-year stretch of 4 Bcf per day of minimum volume commitments. The PV10 of the revenue generated solely from the MVCs jumps from a current $2.8 billion to a Phase 2 number of $4.9 billion. Removing volume uncertainty and locking in the MVC for the next 15 years is precisely the outcome we have been describing to the marketplace.

On slide 7, we show the forecast for the annual and cumulative net cash flow impact this new commercial agreement provides. Part of the value trade for gathering fee relief is the five-year water MVC, which is about $20 million higher per year than our previous estimates, and we have the potential to earn up to $180 million additional as Henry Hub Pricing recovers.

In addition to water and Henry Hub upside, incremental volume growth provides even further potential upside. Gathering agreement incentivizes volume growth through a $0.30 per dekatherm rate on volumes above the MVC.

And with that, I'll turn it over to Diana to discuss some of the operational aspects of the deal.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Diana M. Charletta

President, Chief Operating Officer & Director, EQM Midstream Partners LP

Thanks, Tom. Deploying capital efficiently is at the core of what we do every day. This agreement with EQT provides multiple benefits that will advance our ability to control capital and ensure efficient build-out.

We believe the newly dedicated West Virginia acreage will be a key development area for EQT over the next five years, and estimate the investment to support the development of this acreage is worth about $500 million of net present value.

The gathering agreement also provides mileage limitations on our obligations to build. Having firm, consistent and concentrated drilling plans leads to innovative system designs, limits expensive winter construction, and also reduces land acquisition costs. Each of these improvements contribute to lower capital costs over time.

Now, on to slide 9. Moving to a single MVC allows EQT to design and execute their combo development strategy without the previous constraints caused by multiple contracts. Combo development drilling has the overall benefit of reducing our required pipeline build. The result is an estimated 30% reduction in midstream capital, which is about $250 million of capital savings from 2021 through 2023.

A longer-term benefit, and one that could be a real step change in our capital program, is return to pad drilling. The combo development example on slide 9 shows 15 laterals all drilled to the Northwest. In many cases, this is just the first step in the development program. The second step is a return to pad to drill 15 laterals that reach in the opposite direction to the Southeast.

Return to pad drilling requires minimal incremental midstream capital because the infrastructure built for step one can also be utilized for step two. We think it's going to take about four or five years before we really start to realize the benefits of return to pad, but we are very excited about the impacts it will have in our future capital needs.

Now, let's shift to our growth CapEx forecast on slide 10. We forecast approximately $1.6 billion of gross CapEx from 2021 through 2023. Of that, about $400 million is driven by demand pull projects, including Southgate, power plant connections, AVC upgrades, and the MVP expansion.

About 1.1 billion or $365 million a year is gathering CapEx that supports both EQT and other producers. The gathering capital supports the projected mid-single digit volume growth CAGR over the time period. As you can see, our CapEx is expected to step down in 2023 as the transmission projects are largely complete in 2021 and 2022, and we benefit from the gathering efficiencies we've discussed.

Before turning the call to Kirk, I do want to switch gears and provide a quick update on MVP. At year-end, the total project work on MVP was over 90% complete. We have been working with our partners to resolve the outstanding permit issues, and we continue to make good progress with these efforts. We expect the Biological Opinion and Nationwide 12 permit will be resolved in the spring, allowing construction to resume.

We also remain hopeful that the Supreme Court will overturn the Fourth Circuit Court's original decision on ACP's case related to its Appalachian Trail crossing, resolving similar challenges for MVP. Oral arguments were held earlier this week, and we expect a decision from the court by June. We continue to target a full in-service date for the pipeline of late 2020 and an overall project cost estimate of $5.3 billion to $5.5 billion.

I'll now turn it over to Kirk.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Kirk R. Oliver

Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP

Thank you, Diana. And I'm now on slide 11. Today, we also announced the purchase of 25.3 million shares of ETRN stock from EQT at $9.54 per share. We will pay for the shares with $52 million in upfront cash and $196 million of present value rate relief deferred until Phase 2. The future consideration will be paid through gathering fee relief of $235 million over two years.

We expect all 25.3 million shares will be retired in March of this year. Share purchase from EQT represents half of the ETRN shares that EQT owns. The remaining shares that EQT owns will represent about 6% of the pro forma ETRN shares outstanding, significantly reducing the equity overhang in ETRN.

Slide 12 addresses revenue recognition considerations that will be important as you model the company going forward. This change for us is due to the rate structure in the new gathering agreement and how we expect revenue from the gathering agreement with the EQT to ultimately be recognized under GAAP.

The new 15-year contract with EQT has a gathering rate profile that gradually reduces over the first nine years before plateauing for the remaining term. This is the darker line labeled cash received on the graph.

Under GAAP, we expect to recognize revenue using an average gathering rate on the MVC over the 15 years, represented by the lighter line on the graph labeled revenue recognition. This results in significantly more cash received than the revenue that is expected to be recognized in the early years, and then reverses in the later years as the revenue recognized is expected to exceed the cash received. The balance sheet will reflect a related contract liability that grows in the early years as more revenue is deferred and declines in the later years.

You can also see the impact at the bottom of the graph in the first year. First year deferral is particularly large due to the shares that are being repurchased in exchange for future rate relief. The shares repurchased account for approximately $190 million of the $450 million of expected revenue deferred in 2020. And, finally, this accounting not only impacts revenue, but also impacts all measures of income, including adjusted EBITDA.

On slide 13, we detail the expected impact to adjusted EBITDA as it relates to the anticipated revenue recognition under the new gathering agreement. The first column shows our previous 2020 forecast, the deferred revenue forecast, and the pro forma ETRN adjusted EBITDA forecast. The only change to our 2020 guidance for adjusted EBITDA is the revenue recognition under the new gathering agreement and a couple of million dollars of G&A expenses included at the ETRN level.

We're also providing for the first time an ETRN adjusted EBITDA forecast for 2021 through 2023 and have included the deferred revenue forecasts, so you have the information to do an apples-to-apples comparison with your models.

On slide 14, we've summarized the terms of the rollup transaction. Each unit of EQM will receive 2.44 shares of ETRN stock. The acquisition is expected to close in mid-2020 following approval of ETRN shareholders and EQM unitholders. We see value in being a single C-Corp security, with simplified governance, a broader investor base, and improved trading liquidity. In terms of cash taxes, we forecast near zero through 2023 and minimal cash taxes for several years after that.

Slide 15 provides ETRN forecasted measures that are pro forma for the commercial agreements with EQT, the share repurchases, the acquisition of EQM, and the financing plan. The DCF on the upper right, which is increasing at a 13% CAGR, reflects the cash associated with the deferred revenue in each period and provides a good picture of the improving cash flow profile of the company.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

The DCF coverage starts above 2 times in 2020 and is expected to grow to over 5 times by 2023. Finally, the lower left shows the free cash flow, which is after we cover all CapEx. From 2021 through 2023, we are forecasting $1.8 billion of cumulative free cash flow.

With that, I'll now turn the call back to Tom.

Thomas F. Karam

Chairman & Chief Executive Officer, EQM Midstream Partners LP

Thanks, Kirk. So to conclude, let's take a look at slide 16 which I think sums things up pretty nicely. Putting everything together, you clearly see a business with a rapidly strengthening financial profile, an enviable contract structure, and the ability to generate substantial free cash flow. And then layer on top of that the near-term addition of the substantial MVP project which will further upgrade our business mix. We believe all of these things together position ETRN in the best possible place to create value for our stakeholders.

We're very appreciative to the constructive relationship we've established with the new EQT management through these negotiations, and we're excited and look forward for the opportunity to build on it.

With that, we're happy to answer your questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] The first question comes from Jeremy Tonet of JPMorgan. Your line is open.

Jeremy Tonet Analyst, JPMorgan Securities LLC	Q

Hi, good morning. A lot of information to unpack here, and I was just hoping that if you could kind of break down some of the pieces a bit here. If I'm looking at the guidance,

maybe on slide 13, the previous $1.38 billion for 2020, the adjusted EQM EBITDA there, just kind of the moving pieces to get to the $1.4 billion in 2021 as it relates to projects coming online and the various forms of rate relief. If you could just kind of help walk us through a bit here, I think that might be helpful.

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Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	A

Yeah, Jeremy. This is Nate. We've assumed here year-end MVP in-service. So in 2021, we've got a full-year of MVP, Hammerhead and the Equitrans expansion project. With MVP in-service also starts Phase 2 of the deal with EQT, so the rate relief also comes in, in 2021. So when you net all that out, and then also with the deferred revenue there, you get to the $1.4 billion. And again, the accounting change is on the deferred revenue, which is the $0.11 billion on slide 13.

There's some other growth in there. I mean, we're doing some other projects for some other producers, but the big movements are MVP in-service and the EBITDA that contributes, and then the rate relief kicking in.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Jeremy Tonet Analyst, JPMorgan Securities LLC	Q

Great. Thanks for that. And maybe just diving into the dividend a bit more. I think you said it was kind of now part of what the business can deliver at this point. Maybe you could just provide a little bit more detail on how you settled in on this rate versus something higher or lower?

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Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Yeah, Jeremy. This is Tom. Thanks. Thanks for that question. It's not necessarily what the business can deliver. The dividend level of $0.60 that we reset was derived as an output from what our new going forward financial policy is, and there are two main pillars to that. The first pillar is our commitment to exit 2021 at 4 times leverage or below; and exit 2021 with positive retained free cash flow. And we define retained free cash flow as cash after paying for CapEx and dividends.

We think that those two pillars are key to delivering the balance sheet strength that we think is warranted in this environment, and then also warranted moving forward as investors think about putting money into the midstream space because, I think we've said this several times before, we've got to be very industrial-looking moving forward to attract generalist investors and people willing to put money into our space. And we think that the actions we're taking today are key to moving us very far along that route.

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Jeremy Tonet Analyst, JPMorgan Securities LLC	Q

Thank you. That's it for me. Thanks for taking my question.

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Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Thanks, Jeremy.

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Operator: Your next question comes from Spiro Dounis of Credit Suisse. Your line is open.

...

Spiro Dounis Analyst, Credit Suisse Securities (USA) LLC	Q

Hey. Good morning, everyone. Appreciate all the color today. Just maybe for Diana. Just wonder if you could walk us through this transaction from an IRR return perspective. You're spending less, but obviously the rate's coming down over time on incentives. So maybe just help us think about how your returns on incremental investment [indiscernible] (00:24:57) dollars from here compared to maybe some of your legacy portfolio or any new deal you would've signed today otherwise? And maybe in framing that out, could you also just help us think about the free cash flow here. Obviously, $200 million cumulative impact, I guess, from a worst case scenario if you get the natural gas benefit. But how do we think about the resulting CapEx offset there as well?

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Diana M. Charletta President, Chief Operating Officer & Director, EQM Midstream Partners LP	A

Yeah. Good questions. And I'm going to let Justin help me out a little bit with some of these capital savings questions. But from an IRR perspective, we look at this as, from this point forward, the same IRR. They're about the same as the deals that we're signing now, right? We're using a market rate right now, and those rates of returns are something that we're very comfortable with. Going forward, as the combo drilling really starts to pick up, we'll have less and less capital that we have to contribute. So we feel like, actually in the long-term, the IRRs are better.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

And, Justin, maybe you can talk a little bit about what the system capital does over the next couple of years?

...

Justin Macken Senior Vice President - Gas Systems Planning and Engineering, EQM Midstream Partners LP	A

Sure. Hi, this is Justin. Just a little color, like Diana said, on the capital. We're viewing this as really just an important next step in the strategy that Diana and Tom have been laying out over the last year about: number one, integrating the various gathering systems that we have that allows us to provide our customers with an important postage stamp type rate; and helps us manage our capital efficiently, especially on the compression side, as we're able to balance the volumes across these various systems and not build for peaks.

The new contracts that we've now entered into EQT really allows them to execute on their combo drilling program. And they've spoken extensively about how that helps them achieve their cost targets, but it's equally important for us on the midstream side in achieving our capital efficiencies. Diana spoke about the slide that demonstrates how we can reduce the pipeline mileage and certainly push down the capital requirements for hooking up new pads going forward.

And then as we look at the medium to long-term, the capital protections that are in the new agreement and the return to pad drilling that Diana spoke about make us very comfortable and not only [indiscernible] (00:27:21) able to sustain this CapEx run rate, but actually driving it down in the long-term.

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Diana M. Charletta President, Chief Operating Officer & Director, EQM Midstream Partners LP	A

Thanks, Justin.

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Spiro Dounis Analyst, Credit Suisse Securities (USA) LLC	Q

Okay, that's helpful. And just switching gears a bit, just thinking about long-term growth opportunities. You've got a lot of visibility now, the 15-year deal on this contract, but at the time you've also talked about in the past about maybe heading into a no or slow growth environment here for the next few years. When you get past 2023, how do you think about ETRN's growth prospects from there? How much of that is coming from gathering versus maybe building out your transmission business with some expansions?

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Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

So my crystal ball is kind of foggy when you get to beyond 2023. I think, clearly, we're going to continue to serve EQT and our other producer customers in the basin, and we'll be there to continue to add volumes on the gathering site. We do believe that as we put Mountain Valley Pipeline in service at the end of the year and we continue to look to the Southeast off of the in-service of that pipe, that there could very well be additional transmission and expansion opportunities. I think we've talked about a mainline expansion there.

So putting together the position we have in the basin and the transmission project that we're going to put into service at the end of this year, we think that we're going to be positioned to take advantage of any growth opportunity that makes economic sense to us, whether it's beyond 2023 or sooner.

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Spiro Dounis Analyst, Credit Suisse Securities (USA) LLC	Q
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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Understood.

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Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

It's kind of hard to be specific to answer the question, but we're in the business of midstream infrastructure.

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Spiro Dounis Analyst, Credit Suisse Securities (USA) LLC	Q

Yeah. No, I appreciate that. That's it for me. Thanks, guys.

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Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Thanks, Spiro.

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Operator: Your next question comes from Chris Sighinolfi of Jefferies. Your line is open.

...

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Q

Hey, everybody. I appreciate the time this morning and earlier this morning. I did have a couple of follow-up questions, Kirk, I think for you. I'm just trying to make sure I'm understanding the components of slide 18 correctly. And really, I guess, what I'm seeking to do is build into an enterprise value.

You have a leverage ratio quoted there, and it looks like it's defined as just consolidated debt and then it's – I guess what I would use the phrase, maybe a cash EBITDA, the adjusted EBITDA pro forma plus the deferred revenue. I'm just wondering is that inclusive of any pref treatment? I know you're going to have a residual pref that you're planning. I'm just curious, any other items that we should make sure we pay attention to?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

No, that's excluding the pref.

...

Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	A

Yeah. The leverage ratio doesn't include the $600 million.

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

The pref got split into two pieces. There's $600 million that was refinanced, and that was – that's going to be refinanced, I'm sorry. And that's going to be $600 million at EQM, so that would be included. $600 million of it is moving upstairs to ETRN, which is not included.

...

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Q

Okay. Yeah, you're refinancing part of it with that and then part of it will remain at pref. Okay.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yeah.

...

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Q

And I guess have you had clarity from the agencies about how they'll treat that pref position? Is that going to be something you think gets partial equity credit or...

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

So S&P treated 100% as debt, which is more 50/50, but they'll have to look at it again because we've changed the terms of it a little bit. So they'll be looking at that again. We've talked to them about this. And Moody's will be looking at it again. And one of the features that we did change on that is there is a step-up in the coupon that happens in 2024. And then beginning in January of 2024, we'll have the ability to call the security, which the rating agencies make that – they view that as making it look more like a debt security. So...

...

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Q

Okay.

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

... [indiscernible] (00:31:36) like that.

...

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Q

And the leverage ratio that you're quoting here, is the assumption just that the excess retained free cash flow is just used to reduce the debt load?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yes, yes.

...

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Q

Okay. So we could actually think about that as a net debt number?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yes.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Q

And I guess final question for me, Kirk. Do you have – I know I can wait for your K, but do you have a year-end net debt balance that you can offer?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Year-end net debt. Give me a minute, I'm looking.

...

Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	A

We had $2.4 billion available under the revolver.

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yeah.

...

Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	A

I can get you the net debt. I don't have...

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

It's about $7.6 billion.

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

We plan on filing the K today, Chris, so you'll have that information this evening.

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yeah.

...

Christopher Paul Sighinolfi Analyst, Jefferies LLC	Q

Okay. Perfect. Thanks a lot for the time, guys. Appreciate it.

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Thank you.

...

Diana M. Charletta President, Chief Operating Officer & Director, EQM Midstream Partners LP	A

Thank you.

...

Operator: Your next question comes from Becca Followill of US Capital Advisors. Your line is open.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Becca Gill Followill Analyst, USCA Securities LLC	Q

Hi, guys. I'm with Chris. I'm also on page 18. So can you help me with the assumptions in the growth in EBITDA from 2022 to 2023? Does that assume that EQT picks up drilling activity and add some rigs? And just how you put together your forecast, is that in conjunction with the drilling plans for EQT?

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Hi, Becca. This is Tom. I'll answer in part, then I'm going to let Nate answer the rest. But part of that upward move is simply the way that we've tailored in the two pieces of rate relief, the base rate relief and then the consideration for the shares. It's predominantly aggregated in 2021 and 2022, and there's a big step-down in the rate relief as a result of this transaction in 2022. So that's part of the uplift.

...

Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	A

Yeah, another big component. And Diana talked in her prepared remarks about the $400 million we're spending – projected spend on demand pull projects. One of those is an expansion of MVP, which would be incremental compression to add about 0.5 Bcf a day to MVP. That adds about $700 million of EBITDA in 2023 relative to 2022.

...

Becca Gill Followill Analyst, USCA Securities LLC	Q

$700 million?

...

Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	A

$70 million, sorry. $70 million.

...

Becca Gill Followill Analyst, USCA Securities LLC	Q

Okay. Whoa.

...

Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	A

Yeah. High rate.

...

Becca Gill Followill Analyst, USCA Securities LLC	Q

That's a great project. Okay. And so I assume – so that kind of answers my question on CapEx for 2022. I assume there's some CapEx in there for that project.

...

Nathan Tetlow Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP	A

Right.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Becca Gill Followill Analyst, USCA Securities LLC	Q

And then going into 2023, the $420 million of CapEx, I assume that's the $365 million that you talked about to grow mid-single digits, plus about $60 million of maintenance. Is that how you get that?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Correct.

...

Becca Gill Followill Analyst, USCA Securities LLC	Q

Okay. Perfect. Thank you.

...

Operator: Your next question comes from Derek Walker of Bank of America. Your line is open.

...

Derek Walker Analyst, Bank of America-Merrill Lynch	Q

Hey. Good morning, guys.

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Good morning.

...

Derek Walker Analyst, Bank of America-Merrill Lynch	Q

Appreciate all the color. I guess, maybe just one question on just the contracts. You had the 15-year MVC and then the Phase 2 seems to be just sort of perhaps [ph] soften kind of early 2030s (00:34:55) and then you have the five-year on the water side. So I guess was there any conservation just to extend those out to match the 15- year? And what's sort of driving just the five-year and then the shorter term for the Phase 2 portion? Just wanted to get your thoughts there.

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

 So the water MVC is not really connected to the 15-year gas gathering agreement. That was a separate conversation that we had with EQT management, trying to create some certainty around their need for services and our need to have predictable revenues that were more like midstream gathering revenues than water revenues.

But it's also, quite frankly, providing us an opportunity to get together with the EQT management team after everybody has had a chance to get a couple night's sleep and to try to address a global solution for water for Pennsylvania and West Virginia, so that we can maximize the efficiencies and minimize the infrastructure we need to build.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

So the five-year deal is there. We're very happy to have it. It's consistent with the direction that EQT wants to go. But you should expect probably in the next three to six months, hopefully, we'll be able to put our collective heads together and come up with a more long-term permanent water solution.

...

Derek Walker Analyst, Bank of America-Merrill Lynch	Q

 Got it. And then maybe just to ask a quick one on MVP. You're forecasting $650 million to $700 million this year. I think the Biological Opinion, there's still time until end of March-ish. So I guess how should we think about the cadence of that CapEx spend? Is it – kind of most of that's in kind of Q3 timeframe, assuming everything kind of happens there? And then maybe just an update on where you stand on the land exchange proposal?

...

Diana M. Charletta President, Chief Operating Officer & Director, EQM Midstream Partners LP	A

Yes. So we are planning to get back to construction end of April, when we get Biological Opinion, Nationwide 12. So construction will start ramping up. I think your cadence is accurate.

And I'm sorry what was your last – your last question was....

...

Derek Walker Analyst, Bank of America-Merrill Lynch	Q

Just with the...

...

Diana M. Charletta President, Chief Operating Officer & Director, EQM Midstream Partners LP	A

Land exchange?

...

Derek Walker Analyst, Bank of America-Merrill Lynch	Q

Yeah. Just the land exchange, yeah.

...

Diana M. Charletta President, Chief Operating Officer & Director, EQM Midstream Partners LP	A

Yeah. So....

...

Derek Walker Analyst, Bank of America-Merrill Lynch	Q

Where do guys stand with that?

...

Diana M. Charletta President, Chief Operating Officer & Director, EQM Midstream Partners LP	A

Yeah. So we've kind of put that on hold right now letting the resources work on everything else that we need as far as Biological Opinion, Nationwide 12, and really focusing on that, hoping that then the court decision comes out in June and then we don't even need the land exchange. But it's there for us, and we can continue to go on that path if we need to. We've been doing some work in the background as far as acquiring acreage and things like that, the things that we really need to do from our side. But we've been letting the agencies kind of hold off on it right now.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Derek Walker Analyst, Bank of America-Merrill Lynch	Q

Got it. Thank you.

...

Operator: Your next question comes from Sunil Sibal of Seaport Global Securities. Your line is open.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Yeah, hi. Good morning, guys, and thanks for all the clarity. Just going back to slide 18 once again, the DCF coverage ratio that you quote there for 2020, I presume that's based on three quarters of new distribution and one which we paid out in January?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yeah, that's correct.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Okay. And then when we think about the balance sheet, so it seems like net-net kind of pro forma level, you're adding $600 million to the debt balance based on the fact that you're taking out debt perhaps. And, obviously, the Term Loan B was always at the consolidated level on ETRN. Is that fair?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yes, that is fair.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Okay. Could you remind us how does your covenant's kind of going to treat this new treatment of EBITDA and cash that – the way you're kind of accounting it for now?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yeah. So we've talked to the banks – well, we talked to the lead bank on both our revolving credit facility in the Term Loan A and both have indicated that getting covenant change for how we treat the deferred revenues will not be a problem. They've seen that before.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

And what is the maximum leverage limit on the covenants?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

The covenants in the debt facility work a little different than the covenants you see here. But the max in the debt facility is 5 times. But it's a different calculation than what we show here.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Okay. So that gives you credit for MVP and all that, I presume, right?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

That's correct.

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Yeah. We have substantial room under the revolver covenant that we're not busting it.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Okay. Thanks for that. And then have you reviewed this new arrangement with the rating agencies or what's kind of expectation there in terms of their opinions or the time line on their opinions?

...

Kirk R. Oliver Senior Vice President, Chief Financial Officer & Director, EQM Midstream Partners LP	A

Yeah. I don't want to comment on what the rating agencies might or might not do, but we've been reviewing it with them for some period of time and had calls with all three of them just yesterday. I think the tension for the rating agencies is they really like the action on the dividend, and they're wrestling with how they treat some of the changes around the convertible preferred. So we'll wait to see where they get to, but I don't expect any kind of big change from the rating agency.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Okay.

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

And more importantly, the new financial policy that we've just discussed here today, we've got a high degree of confidence that that's the best policy for us moving forward, notwithstanding what their agencies do or don't do. And we're going to remain committed to that policy.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Okay. Then one last verification. If the MVP is delayed beyond what you're assuming here, I assume that all the timelines for the gathering contracts get shifted by the same amount or how does that work?

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Sunil, that's exactly right. The way I would describe it is that all of the benefits of the Phase 2 of the gathering agreement are tethered to the in-service date of MVP and will slide or not slide depending on the in-service date of MVP.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Okay. That's it. Thanks, guys.

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Thank you.

...

Operator: [Operator Instructions] The next question comes from [ph] Warren Barry (00:42:09), a private investor. Your line is open.

...

Q

Thank you. My questions relate to the impairments. There have been quite a few impairments of fairly sizable amounts over the last five, maybe six quarters. The questions I have related to that is, one, I want to see if you could provide some clarification on the timing of those, why you chose to claim them when you claim them? Also, what this quarter's impairments consisted of? And then if you can give some guidance on what you expect the impairments over the next few quarters to be. My main reason is because of the impact that that has on the reported EPS as opposed to the numbers that I'm seeing, which look to be very good in comparison to the reported numbers.

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

Warren, this is Tom. Thanks. Thanks for the question. It's a very good question. In the weeds, so that surpasses my ability to answer it. So we're fortunate to have Brian Pietrandrea, sitting in the room here with us, who is our Chief Accounting Officer.

Brian, do you want to take a pass at [ph] Warren's (00:43:09) question?

...

Brian P. Pietrandrea Vice President and Chief Accounting Officer, EQM Midstream Partners LP	A

Sure. Thanks, Tom. Warren, good question. When you think about the impairments for this quarter, it's really been following the fact pattern in the basin over the last year. So we've been following the producers' activities and how that's impacted our cash flows as we project out in the future or so. That was the driver, and that was primarily obviously in Ohio and PA gathering assets.

...

Anything about the future guidance?	Q

...

Thomas F. Karam Chairman & Chief Executive Officer, EQM Midstream Partners LP	A

And the timing [indiscernible] (00:43:42) by our auditors that we had to take [ph] the write-down (00:43:45) at that point.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

Brian P. Pietrandrea Vice President and Chief Accounting Officer, EQM Midstream Partners LP	A

And it's part of our annual assessment that we do and part of our policy.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Can you give some future guidance on what you expect the upcoming impairments, if any, to be?

...

Brian P. Pietrandrea Vice President and Chief Accounting Officer, EQM Midstream Partners LP	A

Yeah, [ph] Warren (00:43:58). We're going to be reassessing our reporting units. But at this point, we have no guidance to provide there.

...

Sunil Sibal Analyst, Seaport Global Securities LLC	Q

Okay. All right. Thank you.

...

Brian P. Pietrandrea Vice President and Chief Accounting Officer, EQM Midstream Partners LP	A

Thanks, [ph] Warren (00:44:08).

...

Operator: There are no further questions at this time. I will now return the call to our presenters.

...

Nathan Tetlow

Vice President, Corporate Development & Investor Relations, EQM Midstream Partners LP

Thank you, operator, and thanks to everyone for joining us today. I know that it's a pretty, pretty difficult tape out there and kind of a difficult day to announce a complicated set of transactions like we did today, but we appreciate everyone's interest. We will make ourselves available to answer any additional questions you have. But we hope that first we get through today without any other major disruption, and that everybody continues to pay attention to the space.

So with that, I'll say thank you and have a great day.

...

Operator: This concludes today's conference call. Thank you for participating. You may now disconnect.

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

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Equitrans Midstream Corp. (ETRN) Q4 2019 Earnings Call	Corrected Transcript 27-Feb-2020

"Day-Of" EE Email and Mainline Connect Posting

DISTRIBUTION: Immediately following earnings & Trifecta news release distribution (2-27-20)

Title: E-Train Announces Transformative Actions :: Employee Communication Webcast Today!

Body:

In a news release (link) earlier today, E-Train announced several actions designed to strengthen and transform our Company. In addition, ETRN and EQM also announced the companies' Q4 and Year-End 2019 earnings release, the details of which can be found here (link).

It's another exciting day for the E-Train as we continue our quest to be the premier midstream services company in North America!

One of our 2020 strategic priorities is to "enhance customer partnerships," and we are pleased to say that we have executed a 15-year gas gathering agreement with EQT, which includes dedications for EQT's core Pennsylvania and West Virginia acreage, as well as minimum volume commitments. Designed to strengthen our ongoing partnership with our largest customer, the new agreement replaces 14 individual contracts and is expected to deliver multiple benefits for both companies.

In addition, Equitrans Midstream Corporation announced its intent to acquire all of the publicly held common units in EQM Midstream Partners, LP. This important step will accelerate our transition to a single "C-Corp" structure with strong corporate governance, a greater level of transparency, and a larger investor base. While this does not change how we operate our business – this is the final element of our corporate simplification, which we began following our launch as a standalone midstream company in late 2018.

Employees will learn more about these important announcements via our employee communication webcast at 1:00pm today. If you have already registered, you may join the webcast at: Q4 Event

You will then verify your pre-registration credentials by entering your E-Train email address, followed by PIN code 3876 in the password field. Employees can join the webcast from any computer or mobile device – and we encourage participants to begin the log-on process as early as 12:45pm to avoid any traffic backlogs.

REMINDER: If you have not yet pre-registered, please read our previous employee communication regarding webcast pre-registration requirements. This is an employee-only session and all employee participants must be pre-registered by 10:00am today.

Employee Questions:

Please submit any questions via our February Employee Webcast form on Mainline Connect. Questions will be reviewed and answered, as applicable and permitted, during ETRN/EQM transaction updates that we will post on Mainline Connect.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

In connection with their proposed transactions, Equitrans Midstream Corporation (ETRN) and EQM Midstream Partners, LP (EQM) intend to file a registration statement on Form S-4, containing a joint proxy statement/prospectus (the Form S-4), with the Securities and Exchange Commission (the SEC). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that ETRN or EQM may file with the SEC or send to the shareholders of ETRN or the unitholders of EQM in connection with the proposed transactions. SHAREHOLDERS OF ETRN AND UNITHOLDERS OF EQM ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE JOINT DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. When available, investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and any other documents that may be filed with the SEC with respect to the proposed transactions, free of charge at the SEC’s website, http://www.sec.gov or as described in the following paragraph.

The documents filed with the SEC by ETRN may be obtained free of charge at its website (www.equitransmidstream.com) or by requesting them by mail at Equitrans Midstream Corporation, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271-7600. The documents filed with the SEC by EQM may be obtained free of charge at its website (www.eqm-midstreampartners.com) or by requesting them by mail at EQM Midstream Partners, LP, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271-7600.

Participants in the Solicitation

ETRN, EQM, EQM’s general partner and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information regarding the directors and executive officers of ETRN is contained in ETRN’s Form 10-K for the year ended December 31, 2019. Information regarding the directors and executive officers of EQM’s general partner is contained in EQM’s Form 10-K for the year ended December 31, 2019. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions will be included in the joint proxy statement/prospectus.

Social Postings

Distribution: simultaneous with news release wire crossing

Title: E-Train Announces Transformative Actions

Graphic = our core values pipeline or other

Earlier today, E-Train announced several actions designed to strengthen and transform our Company. Please see today's news release for details (link to Trifecta news release)

Includes important SEC information (to be inserted below news release link)